Santander

BANCO SANTANDER CHILE Y FILIALES
Estados Financieros Intermedios Consolidados

Por los períodos terminados el 30 de Septiembre de 2009 y 2008

BANCO SANTANDER CHILE Y FILIALES
ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADOS

	30 de	30 de
	Septiembre	Septiembre	31 de Diciembre	1° de Enero
	2009	2008	2008	2008
	(Millones)	(Millones)	(Millones)	(Millones)
	$	$	$	$
ACTIVOS

Efectivo y depósitos en bancos	906.871	854.459	855.411	1.108.637
Operaciones con liquidación en curso	405.829	513.843	335.405	316.240
Instrumentos para negociación	733.319	891.069	1.166.426	1.093.445
Contratos de retrocompra y préstamos de valores	16.086	8.805	-	33.999
Contratos de derivados financieros	1.428.496	1.296.402	1.846.509	780.775
Adeudado por bancos	56.674	76.015	95.499	45.961
Créditos y cuentas por cobrar a clientes	13.245.608	13.515.005	14.311.349	12.022.275
Instrumentos de inversión disponibles para la venta	1.903.217	1.316.741	1.580.240	779.635
Instrumentos de inversión hasta el vencimiento	-	-	-	-
Inversiones en sociedades	7.184	7.926	7.277	7.301
Intangibles	64.858	65.090	68.232	56.224
Activo fijo	186.763	198.133	200.389	202.489
Impuestos corrientes	4.519	12.654	18.715	2.499
Impuestos diferidos	105.422	124.800	88.825	80.989
Otros activos	541.467	662.024	508.655	460.282

TOTAL ACTIVOS	19.606.313	19.542.966	21.082.932	16.990.751
PASIVOS

Depósitos y otras obligaciones a la vista	3.152.739	3.130.913	2.948.162	2.867.934
Operaciones con liquidación en curso	254.983	308.345	142.552	135.219
Contratos de retrocompra y préstamos de valores	807.034	739.967	562.223	307.630
Depósitos y otras captaciones a plazo	7.456.731	8.408.557	9.756.266	7.887.897
Contratos de derivados financieros	1.318.230	1.122.579	1.469.724	778.217
Obligaciones con bancos	1.741.380	1.495.608	1.425.067	1.099.457
Instrumentos de deuda emitidos	2.717.508	2.372.389	2.651.372	2.154.996
Otras obligaciones financieras	145.925	130.521	131.318	175.667
Impuestos corrientes	60.503	850	791	16.067
Impuestos diferidos	2.149	57.388	19.437	11.084
Provisiones	151.724	137.460	166.719	50.102
Otros pasivos	211.372	220.667	293.733	118.550

TOTAL PASIVOS	18.020.278	18.125.244	19.567.364	15.602.820
PATRIMONIO

Atribuible a tenedores patrimoniales del banco:	1.555.148	1.393.361	1.489.689	1.369.797
Capital	891.303	818.535	891.303	818.535
Reservas	(16.960)	(21.234)	(123.726)	(20.914)
Cuentas de valoración	(33.001)	(31.204)	(7.552)	(9.475)
Utilidades retenidas:	713.806	627.264	729.664	581.651
Utilidades retenidas de ejercicios anteriores	508.045	381.030	413.053	581.651
Utilidad (pérdida) del ejercicio	293.944	321.408	415.055	-
Menos: Provisión para dividendos mínimos	(88.183)	(75.174)	(98.444)	-

Interés minoritario	30.887	24.361	25.879	18.134

TOTAL PATRIMONIO	1.586.035	1.417.722	1.515.568	1.387.931
TOTAL PASIVOS Y PATRIMONIO	19.606.313	19.542.966	21.082.932	16.990.751

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADOS DE RESULTADOS
Por los períodos terminados el:

	30 de Septiembre	30 de Septiembre
	2009	2008
	(Millones)	(Millones)
	$	$
RESULTADOS OPERACIONALES
Ingresos por intereses y reajustes	865.415	1.520.567
Gastos por intereses y reajustes	(234.278)	(860.704)

Ingreso neto por intereses y reajustes	631.137	659.863

Ingresos por comisiones	235.424	219.270
Gastos por comisiones	(45.892)	(38.244)

Ingreso neto de comisiones	189.532	181.026

Utilidad neta operaciones financieras	52.013	171.255
Utilidad (pérdida) de cambio neta	77.968	(101.771)
Otros ingresos operacionales	8.645	15.541

Total Ingresos operacionales	959.295	925.914

Provisiones por riesgo de crédito	(266.093)	(204.405)

INGRESO OPERACIONAL NETO	693.202	721.509

Remuneraciones y gastos del personal	(167.846)	(179.228)
Gastos de administración	(102.661)	(101.077)
Depreciaciones y amortizaciones	(34.655)	(36.433)
Deterioro	-	-
Otros gastos operacionales	(29.632)	(32.353)

TOTAL GASTOS OPERACIONALES	(334.794)	(349.091)
RESULTADO OPERACIONAL	358.408	372.418

Resultado por inversiones en sociedades	863	1.291

Resultado antes de impuesto a la renta	359.271	373.709

Impuesto a la renta	(60.514)	(46.580)

UTILIDAD (PÉRDIDA) CONSOLIDADA DEL EJERCICIO	298.757	327.129

Atribuible a:
Tenedores patrimoniales del Banco	293.944	321.408
Interés Minoritario	4.813	5.721

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	1,5598	1,7056
Utilidad diluida	1,5598	1,7056

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADOS DE RESULTADOS INTEGRALES
Por los períodos terminados el:

	30 de	30 de
	Septiembre	Septiembre
	2009	2008
	(Millones)	(Millones)
	$	$

UTILIDAD (PÉRDIDA) CONSOLIDADA DEL EJERCICIO	298.757	327.129

OTROS RESULTADOS INTEGRALES

Instrumentos de inversión disponibles para la venta	(2.791)	(26.477)
Coberturas de flujo de efectivo	(27.502)	278
	-	-
Otros resultados integrales antes de impuesto a la renta	(30.293)	(26.199)

Impuesto a la renta relacionado con otros resultados integrales	5.150	4.470

Total de otros resultados integrales	(25.143)	(21.729)

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO	273.614	305.400

Atribuible a :
Tenedores patrimoniales del Banco	268.495	299.679
Interés Minoritario	5.119	5.721

BANCO SANTANDER CHILE
ESTADO DE CAMBIOS EN EL PATRIMONIO
Por los períodos terminados el:
(en millones de pesos)

			RESERVAS		CUENTAS DE VALORACIÓN				UTILIDADES RETENIDAS
					Instrumentos de				Utilidades
			Reservas y otras	Fusión de	Inversión				retenidas de		Provisión para	Total atribuible a
			utilidades	sociedades bajo	Disponibles para la	Coberturas de		Impuesto a la	ejercicios	Utilidades del	dividendo	tenedores	Interés	TOTAL
		Capital	retenidas	control común	Venta	Flujo de Efectivo	Otros conceptos	renta	anteriores	ejercicio	mínimo	patrimoniales	Minoritario	PATRIMONIO

Patrimonio al 31 de Diciembre 2007		818.535	49.372	(2.042)	(5.548)	(5.867)	-	1.940	273.004	308.647	-	1.438.041	20.047	1.458.088
Distribución resultado ejercicio anterior		-		-	-	-	-	-	308.647	(308.647)	-	-	-	-
	Sub-total	818.535	49.372	(2.042)	(5.548)	(5.867)	-	1.940	581.651	-	-	1.438.041	20.047	1.458.088
Efectos por primera Aplicación de IFRS		-	(68.244)	-	-	-	-	-	-	-	-	(68.244)	(1.913)	(70.157)
Patrimonio al 01 de Enero 2008		818.535	(18.872)	(2.042)	(5.548)	(5.867)	-	1.940	581.651	-	-	1.369.797	18.134	1.387.931

Ajuste circular N° 3443 dividendo minimo 2008		-	-	-	-	-	-	-	-	-	(92.594)	(92.594)	-	(92.594)
Dividendos / Retiros realizados		-	-	-	-	-	-	-	(200.619)	-	92.594	(108.025)	(33)	(108.058)
Otros movimientos patrimoniales		-	(320)	-	-	-	-	-	(2)	-	-	(322)	539	217
Provisión para dividendos mínimos		-	-	-	-	-	-	-	-	-	(75.174)	(75.174)	-	(75.174)
	Sub-total	-	(320)	-	-	-	-	-	(200.621)	-	(75.174)	(276.115)	506	(275.609)
Otros resultados integrales		-	-	-	(26.774)	594	-	4.451	-	-	-	(21.729)	-	(21.729)
Resultado del ejercicio		-	-	-	-	-	-	-	-	321.408	-	321.408	5.721	327.129

	Sub-total	-	-	-	(26.774)	594	-	4.451	-	321.408	-	299.679	5.721	305.400

Patrimonio al 30 de Septiembre 2008		818.535	(19.192)	(2.042)	(32.322)	(5.273)	-	6.391	381.030	321.408	(75.174)	1.393.361	24.361	1.417.722

Patrimonio al 31 de Diciembre 2008		891.303	(121.684)	(2.042)	(19.972)	10.873	-	1.547	413.053	415.055	(98.444)	1.489.689	25.879	1.515.568
Distribución resultado ejercicio anterior		-	-	-	-	-	-	-	415.055	(415.055)	-	-	-	-
	Sub-total	891.303	(121.684)	(2.042)	(19.972)	10.873	-	1.547	828.108	-	(98.444)	1.489.689	25.879	1.515.568
Reposición corrección monetaria 2008		-	106.766	-	-	-	-	-	(106.766)	-	-	-	-	-
Patrimonio al 01 de Enero 2009		891.303	(14.918)	(2.042)	(19.972)	10.873	-	1.547	721.342	-	(98.444)	1.489.689	25.879	1.515.568

Aumento o disminución de capital y reservas		-	-	-	-	-	-	-	-	-	-	-	5.600	5.600
Dividendos / Retiros realizados		-	-	-	-	-	-	-	(213.295)	-	98.444	(114.851)	(5.174)	(120.025)
Otros movimientos patrimoniales		-	-	-	-	-	-	-	(2)	-	-	(2)	(537)	(539)
Provisión para dividendos mínimos		-	-	-	-	-	-	-	-	-	(88.183)	(88.183)	-	(88.183)
	Sub-total	-	-	-	-	-	-	-	(213.297)	-	10.261	(203.036)	(111)	(203.147)
Otros resultados integrales		-	-	-	(3.158)	(27.502)	-	5.211	-	-	-	(25.449)	306	(25.143)
Resultado del ejercicio		-	-	-	-	-	-	-	-	293.944	-	293.944	4.813	298.757
	Sub-total	-	-	-	(3.158)	(27.502)	-	5.211	-	293.944	-	268.495	5.119	273.614

Patrimonio al 30 de Septiembre 2009		891.303	(14.918)	(2.042)	(23.130)	(16.629)	-	6.758	508.045	293.944	(88.183)	1.555.148	30.887	1.586.035

Dividendos distribuídos:

		Resultado	Destinados a
		atribuible a	reservas o			Dividendo por
		tenedores	utilidades	Destinado a	Porcentaje	acción
Período		patrimoniales	retenidas	Dividendos	Distribuído	(en pesos)

- Año 2007 (Junta Accionistas Abril 2008)		308.647	108.028	200.619	65%	1,065

- Año 2008 (Junta Accionistas Abril 2009)		328.146	114.851	213.295	65%	1,132

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los períodos terminados el:

	30 de	30 de
	Septiembre	Septiembre
	2009	2008
	(Millones)	(Millones)
	$	$

FLUJOS ORIGINADOS POR ACTIVIDADES OPERACIONALES:

UTILIDAD (PÉRDIDA) CONSOLIDADA DEL EJERCICIO	298.757	327.129
Cargos (abonos) a resultados que no significan movimiento de efectivo:
Depreciaciones y amortizaciones	34.655	36.433
Provisiones por créditos, cuentas por cobrar a clientes y castigos	297.615	204.405
Ajuste a valor de mercado de instrumentos financieros	(40.472)	(2.109)
(Utilidad) pérdida por inversiones en sociedades	(863)	(1.291)
(Utilidad) pérdida en venta de activos recibidos en pago	(1.509)	(1.786)
(Utilidad) pérdida en venta de participación en otras sociedades	(1.847)	(4.348)
(Utilidad) pérdida en venta de activos fijos	(432)	(163)
Castigo de activos recibidos en pago	5.632	3.671
Otros cargos (abonos) que no significan movimiento de efectivo	38.190	28.543
Variación neta de intereses, reajustes y comisiones devengados sobre activos y pasivos	(71.605)	(77.852)
Total flujos operacionales	558.121	512.632
FLUJO ORIGINADO POR ACTIVIDADES DE INVERSIÓN:
(Aumento) disminución neta de créditos y cuentas por cobrar	1.013.631	(1.506.759)
(Aumento) disminución neta de inversiones	126.366	(497.309)
Compras de activos fijos	(11.978)	(9.252)
Ventas de activo fijo	12.234	8.934
Inversiones en sociedades	-	3.274
(Aumento) disminución de inversiones en sociedades	(32)	1.400
Dividendos recibidos de inversiones en sociedades	790	638
Ingresos por bienes recibidos en pago	26.877	16.601
Aumento (disminución) neta de otros activos y pasivos	(166.977)	(167.692)
Total flujos de inversión	1.000.911	(2.150.165)
FLUJO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO:
Aumento (disminución) de acreedores en cuenta corriente	137.082	171.287
Aumento (disminución) de depósitos y captaciones	(2.283.192)	520.661
Aumento (disminución) de otras obligaciones a la vista o a plazo	82.157	(21.812)
Aumento (disminución) de obligaciones por intermediación de documento	230.713	567.965
Aumento (disminución) de préstamos del exterior corto y largo plazo	322.286	367.570
Emisión de letras de crédito	4.506	-
Rescate de letras de crédito	(82.264)	(236.271)
Aumento (disminución) de otros pasivos de corto plazo	14.264	(35.474)
Préstamos obtenidos del Banco Central de Chile (corto plazo)	-	181
Pago de préstamos del Banco Central de Chile (corto y largo plazo)	(970)	(1.000)
Emisión de bonos	308.518	264.923
Rescate de bonos	(61.101)	(15.433)
Otros préstamos obtenidos a corto y largo plazo	(8.767)	26.753
Aumento (disminución) de capital	5.600	-
Dividendos pagados	(218.411)	(201.518)
Total Flujos de financiamiento	(1.549.579)	1.407.832

VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO	9.453	(229.701)
EFECTIVO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.048.264	1.289.658
SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.057.717	1.059.957

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES:

La Superintendencia de Bancos e Instituciones Financieras (“SBIF”) en conjunto con otras superintendencias y otros organismos reguladores en Chile acordaron un plan de convergencia a Normas Internaciones de Información Financiera (“NIIF”) con el propósito de internacionalizar los modelos de reporte financiero para compañías públicas en Chile.  En el marco del plan estratégico, la SBIF, a través de su Circular Nº 3.410 del 9 de noviembre de 2007, complementada posteriormente por la Circular Nº 3.443 del 21 de agosto de 2008, dio a conocer el nuevo “Compendio de Normas Contables”, en el cual contiene los nuevos estándares de contabilidad y reporte para la industria financiera que se aplicarán a contar del 1º de Enero de 2009, considerando las normas de carácter transitorio establecidas en el Capítulo E de dicho compendio.

Por disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por la SBIF y en todo aquello que no sea tratado por ella ni se contraponga con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con los estándares internacionales de contabilidad e información financiera acordados por el Internacional Accounting Standards Board (“IASB”).  En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables), primarán estas últimas.

Como resultado de lo anterior, el Banco estableció un plan para la transición a las nuevas normas contables que incluye, entre otros aspectos, el análisis de las diferencias de criterios contables, la selección de los criterios contables a aplicar en los casos en que se permitan tratamientos alternativos y la evaluación de las modificaciones de procedimientos y sistemas de información.

De acuerdo a este plan de transición, se han aplicado retroactivamente al 1° de Enero de 2008 las normas del nuevo Compendio de Normas Contables, confeccionándose un balance de apertura a dicha fecha.  Asimismo, con el objetivo de presentar estados financieros comparativos durante el año 2009, el Banco confeccionó un set de estados financieros pro-forma para el año 2008.

A continuación se detallan y explican los principales impactos que origina la migración a estas nuevas normas contables, ya sea a nivel de balance como resultados.

a) Conciliación del Patrimonio de acuerdo al nuevo Compendio de Normas Contables:

Los principales ajustes que origina la migración al nuevo Compendio de Normas Contables en el Patrimonio son los siguientes:

		Total Patrimonio
		Al 1° Enero de	Al 30 Septiembre	Al 31 Diciembre de
		2008	de 2008	2008
	Explic.	MM$	MM$	MM$

Patrimonio antes de cambios normativos		1.458.088	1.500.504	1.602.610

Ajustes:
Perímetro de consolidación	i	(14.454)	(10.065)	(9.712)
Sociedades de apoyo	ii	506	364	719
Corrección monetaria	iii	-	(24.626)	(30.493)
Activo fijo e intangibles	iv	(64.494)	(59.668)	(58.613)
Bienes recibidos o adjudicados en pago	v	(929)	(631)	(408)
Castigos de colocaciones	vi	(2.205)	(3.179)	(4.235)
Impuestos diferidos	vii	11.419	15.023	15.700
Sub-total		(70.157)	(82.782)	(87.042)

Patrimonio según nuevo Compendio de Normas Contables		1.387.931	1.417.722	1.515.568

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

Tal como se comentó anteriormente, estos ajustes se generan por la adopción del nuevo Compendio de Normas Contables de la SBIF, por lo tanto estos no corresponden al reconocimiento de errores de ejercicios anteriores de acuerdo a la NIC 8.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

b) Conciliación del Resultado de acuerdo al nuevo Compendio de Normas Contables:

Los principales ajustes que origina la migración al nuevo Compendio de Normas Contables en el Resultado son los siguientes:

		Resultado Consolidado
		Al 30 Septiembre	Al 31 Diciembre
		de	De
		2008	2008
	Explic.	MM$	MM$

Resultado antes de cambios normativos		252.552	331.017
Ajustes:
Perímetro de consolidación	i	4.389	4.742
Sociedades de apoyo	ii	(142)	213
Corrección monetaria	iii	62.576	78.027
Activo fijo e Intangibles	iv	4.286	5.881
Bienes recibido o adjudicados en pago	v	298	521
Castigos de colocaciones	vi	(974)	(2.030)
Impuestos diferidos	vii	3.604	4.281
Sub-total		74.577	91.635

Resultado según nuevo Compendio de Normas Contables		327.129	422.652

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

Tal como se comentó anteriormente, estos ajustes se generan por la adopción del nuevo Compendio de Normas Contables de la SBIF, por lo tanto estos no corresponden al reconocimiento de errores de ejercicios anteriores de acuerdo a la NIC 8.

c) Balance de Apertura de acuerdo al nuevo Compendio de Normas Contables:

Tal como se comentó anteriormente, al 1° de Enero de 2008 se aplicaron retroactivamente las normas del nuevo Compendio de Normas Contables con el objetivo de elaborar el respectivo balance de apertura bajo estas nuevas normas contables.

A continuación se presenta la conciliación de los saldos del Estado de Situación Financiera, debiendo entenderse por:

Saldos de cierre:
Son aquellos que figuran en los estados financieros consolidados del Banco y sus filiales al 1° de Enero de 2008, los cuales se prepararon conforme a los criterios y principios contables anteriormente vigentes.

Ajustes:
Cambios con origen principalmente en los criterios de valorización y políticas contables modificadas por la nueva normativa.  Dentro de este concepto se incluyen las modificaciones al perímetro de consolidación que establece el nuevo Compendio de normas Contables.

Saldos de  Apertura:
Son aquellos que resultan de considerar el efecto de los ajustes en los saldos de cierre.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

c) Balance de Apertura de acuerdo al nuevo Compendio de Normas Contables, continuación:

	Al 1° de Enero 2008
	Saldos de Cierre	Ajustes (*)	Saldos de Apertura
	(millones)	(millones)	(millones)
	$	$	$
ACTIVOS

Efectivo y depósitos en bancos	1.108.444	193	1.108.637
Operaciones con liquidación en curso	316.240	-	316.240
Instrumentos para negociación	1.090.004	3.441	1.093.445
Contratos de retrocompra y préstamos de valores	33.999	-	33.999
Contratos de derivados financieros	780.775	-	780.775
Adeudado por bancos	45.961	-	45.961
Créditos y cuentas por cobrar a clientes	12.028.053	(5.778)	12.022.275
Instrumentos de inversión disponibles para la venta	779.635	-	779.635
Inversiones en sociedades	6.795	506	7.301
Intangibles	56.187	37	56.224
Activo fijo	245.619	(43.130)	202.489
Impuestos corrientes	1.933	566	2.499
Impuestos diferidos	61.260	19.729	80.989
Otros activos	474.091	(13.809)	460.282

TOTAL ACTIVOS	17.028.996	(38.245)	16.990.751

PASIVOS

Depósitos y otras obligaciones a la vista	2.868.769	(835)	2.867.934
Operaciones con liquidación en curso	135.219	-	135.219
Contratos de retrocompra y préstamos de valores	308.651	(1.021)	307.630
Depósitos y otras captaciones a plazo	7.887.897	-	7.887.897
Contratos de derivados financieros	778.217	-	778.217
Obligaciones con bancos	1.099.443	14	1.099.457
Instrumentos de deuda emitidos	2.154.996	-	2.154.996
Otras obligaciones financieras	147.868	27.799	175.667
Impuestos corrientes	15.897	170	16.067
Impuestos diferidos	10.877	207	11.084
Provisiones	46.376	3.726	50.102
Otros pasivos	116.698	1.852	118.550

TOTAL PASIVOS	15.570.908	31.912	15.602.820

PATRIMONIO

Atribuible a tenedores patrimoniales del banco:	1.438.041	(68.244)	1.369.797
Capital	818.535	-	818.535
Reservas	47.330	(68.244)	(20.914)
Cuentas de valoración	(9.475)	-	(9.475)
Utilidades retenidas	581.651	-	581.651
Utilidades retenidas de ejercicios anteriores	581.651	-	581.651
Utilidad (pérdida) del ejercicio	-	-	-
Menos: Provisión para dividendos mínimos	-	-	-

Interés minoritario	20.047	(1.913)	18.134

TOTAL PATRIMONIO	1.458.088	(70.157)	1.387.931

TOTAL PASIVOS Y PATRIMONIO	17.028.996	(38.245)	16.990.751

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

d) Estados de Situación Financiera pro-forma:

Con el objetivo de presentar estados financieros comparativos durante el año 2009, el Banco confeccionó un set de estados financieros pro-forma para el año 2008, a continuación se presenta la formulación de los Estados de Situación Financiera pro-forma al 30 de Septiembre y 31 de Diciembre de 2008, respectivamente:

	Al 30 de Septiembre 2008			Al 31 de Diciembre 2008
	Norma		Compendio de			Compendio de
	Antigua	Ajustes (*)	Normas Contables	Norma Antigua	Ajustes (*)	Normas Contables
	(millones)	(millones)	(millones)	(millones)	(millones)	(millones)
	$	$	$	$	$	$
ACTIVOS
Efectivo y depósitos en bancos	854.098	361	854.459	854.838	573	855.411
Operaciones con liquidación en curso	513.843	-	513.843	335.405	-	335.405
Instrumentos para negociación	891.070	(1)	891.069	1.161.631	4.795	1.166.426
Contratos de retrocompra y préstamos de valores	8.805	-	8.805	-	-	-
Contratos de derivados financieros	1.296.402	-	1.296.402	1.846.509	-	1.846.509
Adeudado por bancos	76.015	-	76.015	95.499	-	95.499
Créditos y cuentas por cobrar a clientes	13.521.962	(6.957)	13.515.005	14.319.370	(8.021)	14.311.349
Instrumentos de inversión disponibles para la venta	1.316.741	-	1.316.741	1.580.240	-	1.580.240
Inversiones en sociedades	7.186	740	7.926	6.990	287	7.277
Intangibles	69.534	(4.444)	65.090	73.089	(4.857)	68.232
Activo fijo	253.918	(55.785)	198.133	260.105	(59.716)	200.389
Impuestos corrientes	12.275	379	12.654	18.289	426	18.715
Impuestos diferidos	101.876	22.924	124.800	64.821	24.004	88.825
Otros activos	668.293	(6.269)	662.024	520.348	(11.693)	508.655
TOTAL ACTIVOS	19.592.018	(49.052)	19.542.966	21.137.134	(54.202)	21.082.932
PASIVOS
Depósitos y otras obligaciones a la vista	3.132.432	(1.519)	3.130.913	2.949.757	(1.595)	2.948.162
Operaciones con liquidación en curso	308.345	-	308.345	142.552	-	142.552
Contratos de retrocompra y préstamos de valores	741.043	(1.076)	739.967	563.234	(1.011)	562.223
Depósitos y otras captaciones a plazo	8.408.557	-	8.408.557	9.756.266	-	9.756.266
Contratos de derivados financieros	1.122.579	-	1.122.579	1.469.724	-	1.469.724
Obligaciones con bancos	1.495.606	2	1.495.608	1.425.065	2	1.425.067
Instrumentos de deuda emitidos	2.372.389	-	2.372.389	2.651.372	-	2.651.372
Otras obligaciones financieras	101.998	28.523	130.521	103.278	28.040	131.318
Impuestos corrientes	423	427	850	163	628	791
Impuestos diferidos	56.892	496	57.388	18.766	671	19.437
Provisiones	132.216	5.244	137.460	162.165	4.554	166.719
Otros pasivos	219.034	1.633	220.667	292.182	1.551	293.733
TOTAL PASIVOS	18.091.514	33.730	18.125.244	19.534.524	32.840	19.567.364

PATRIMONIO

Atribuible a tenedores patrimoniales del banco:	1.477.196	(83.834)	1.393.361	1.578.045	(88.356)	1.489.689
Capital	818.535	-	818.535	891.303	-	891.303
Reservas	133.429	(154.663)	(21.234)	51.539	(175.265)	(123.726)
Cuentas de valoración	(31.204)	-	(31.204)	(7.552)	-	(7.552)
Utilidades retenidas	556.436	70.828	627.264	642.755	86.909	729.664
Utilidades retenidas de ejercicios anteriores	381.030	-	381.030	413.053	-	413.053
Utilidad (pérdida) del ejercicio	250.580	70.828	321.408	328.146	86.909	415.055
Menos: Provisión para dividendos mínimos	(75.174)	-	(75.174)	(98.444)	-	(98.444)
Interés minoritario	23.308	1.053	24.361	24.565	1.314	25.879
TOTAL PATRIMONIO	1.500.504	(82.782)	1.417.722	1.602.610	(87.042)	1.515.568

TOTAL PASIVOS Y PATRIMONIO	19.592.018	(49.052)	19.542.966	21.137.134	(54.202)	21.082.932

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

e) Estados de Resultados pro-forma:

Tal como se comentaba en el punto anterior, el Banco confeccionó un set de estados financieros pro-forma para el año 2008 con ánimo de presentar información comparativa, a continuación se presenta la formulación de los Estados de Resultados pro-forma por los períodos terminados el 30 de Septiembre y el 31 de Diciembre de 2008, respectivamente:

	Al 30 de Septiembre 2008			Al 31 Diciembre 2008
	Norma		Compendio de	Norma		Compendio de
	Antigua	Ajustes (*)	Normas Contables	Antigua	Ajustes (*)	Normas Contables
	(millones)	(millones)	(millones)	(millones)	(millones)	(millones)
	$	$	$	$	$	$
RESULTADOS OPERACIONALES
Ingresos por intereses y reajustes	1.520.729	(162)	1.520.567	2.061.112	234	2.061.346
Gastos por intereses y reajustes	(857.143)	(3.561)	(860.704)	(1.164.071)	(5.209)	(1.169.280)
Ingreso neto por intereses y reajustes	663.586	(3.723)	659.863	897.041	(4.975)	892.066
Ingresos por comisiones	203.913	15.357	219.270	276.433	19.536	295.969
Gastos por comisiones	(38.244)	-	(38.244)	(52.840)	-	(52.840)
Ingreso neto de comisiones	165.669	15.357	181.026	223.593	19.536	243.129
Utilidad neta de operaciones financieras	171.011	244	171.255	273.084	393	273.477
Utilidad (pérdida) de cambio neta	(101.771)	-	(101.771)	(187.042)	-	(187.042)
Otros ingresos operacionales	13.203	2.338	15.541	16.512	1.710	18.222
Total Ingresos Operacionales	911.698	14.216	925.914	1.223.188	16.664	1.239.852
Provisiones por riesgo de crédito	(203.431)	(974)	(204.405)	(285.953)	(2.030)	(287.983)

INGRESO OPERACIONAL NETO	708.267	13.242	721.509	937.235	14.634	951.869
Remuneraciones y gastos de personal	(150.028)	(29.200)	(179.228)	(209.134)	(37.641)	(246.775)
Gastos de administración	(122.905)	21.828	(101.077)	(161.977)	28.295	(133.682)
Depreciaciones y amortizaciones	(38.590)	2.157	(36.433)	(51.944)	4.317	(47.627)
Otros gastos operacionales	(32.961)	608	(32.353)	(42.259)	581	(41.678)
Total Gastos Operacionales	(344.484)	(4.607)	(349.091)	(465.314)	(4.448)	(469.762)

RESULTADO OPERACIONAL	363.783	8.635	372.418	471.921	10.186	482.107
Resultado por inversiones en sociedades	1.057	234	1.291	851	(219)	632
Corrección Monetaria	(62.576)	62.576	-	(78.027)	78.027	-
Resultado antes de Impuesto a la Renta	302.264	71.445	373.709	394.745	87.994	482.739

Impuesto a la renta	(49.712)	3.132	(46.580)	(63.728)	3.641	(60.087)

UTILIDAD CONSOLIDADA DEL EJERCICIO	252.552	74.577	327.129	331.017	91.635	422.652

Atribuible a:
Tenedores patrimoniales del Banco	250.580	70.828	321.408	328.146	86.909	415.055
Interés minoritario	1.972	3.749	5.721	2.871	4.726	7.597

Utilidad por acción atribuible a tenedores patrimoniales del Banco: (expresada en pesos)
Utilidad básica	1,3297	-	1,7056	1,741	-	2,203
Utilidad diluida	1,3297	-	1,7056	1,741	-	2,203

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

f) Estado de Flujo de Efectivo pro-forma:

Con el objetivo de entregar una conciliación entre el Estado de Flujos de Efectivo presentado bajo las anteriores normas contables  por el período terminado el 30 de Septiembre de 2008 y el incluido en estos estados financieros intermedios, a continuación se presenta la formulación de este estado pro-forma:

	Al 30 de Septiembre 2008
			Compendio de
	Norma Antigua	Ajustes (*)	Normas Contables
	(millones)	(millones)	(millones)
	$	$	$
FLUJOS ORIGINADOS POR ACTIVIDADES OPERACIONALES :

UTILIDAD (PÉRDIDA) CONSOLIDADA DEL EJERCICIO	252.552	74.577	327.129
Cargos (abonos) a resultados que no significan movimiento de efectivo:
Depreciaciones y amortizaciones	38.590	(2.157)	36.433
Provisiones por créditos cuentas por cobrar a clientes y castigos	231.603	(27.198)	204.405
Ajuste a valor de mercado de instrumentos financieros	(962)	(1.147)	(2.109)
(Utilidad) pérdida por inversiones en sociedades	(1.057)	(234)	(1.291)
(Utilidad) pérdida en venta de activos recibidos en pago	(7.025)	5.239	(1.786)
Utilidad en venta de participación en otras sociedades	-	(4.348)	(4.348)
(Utilidad) pérdida en venta de activos fijos	181	(344)	(163)
Castigo de activos recibidos en pago	3.887	(216)	3.671
Corrección monetaria	62.576	(62.576)	-
Otros cargos (abonos) que no significan movimiento de efectivo	71.697	(43.154)	28.543
Variación neta de intereses, reajustes y comisiones devengados sobre activos y pasivos	(74.979)	(2.873)	(77.852)
Total Flujos Operacionales	577.063	(64.431)	512.632
FLUJO ORIGINADO POR ACTIVIDADES DE INVERSIÓN :
(Aumento) disminución neta de créditos y cuentas por cobrar	(898.993)	(607.766)	(1.506.759)
(Aumento) disminución neta de inversiones	(299.277)	(198.032)	(497.309)
Compras de activos fijos	(9.253)	1	(9.252)
Ventas de activo fijo	1.647	7.287	8.934
Inversiones en sociedades	3.472	(198)	3.274
(Aumento) disminución de inversiones en sociedades	10.926	(9.526)	(1.400)
Dividendos recibidos de inversiones en sociedades	607	31	638
Ingresos por bienes recibidos en pago	16.540	61	16.601
Aumento (disminución) neta de otros activos y pasivos	(159.997)	(7.695)	(167.692)
Total Flujos de Inversión	(1.334.328)	(815.837)	(2.150.165)
FLUJO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO :
Aumento (disminución) de acreedores en cuenta corriente	28.341	142.946	171.287
Aumento (disminución) de depósitos y captaciones	(26.528)	547.189	520.661
Aumento (disminución) de otras obligaciones a la vista o a plazo	(68.185)	46.373	(21.812)
Aumento (disminución) de obligaciones por intermediación de documento	429.275	138.690	567.965
Aumento (disminución) de préstamos del exterior corto y largo plazo	291.575	75.995	367.570
Rescate de letras de crédito	(236.270)	(1)	(236.271)
Aumento (disminución) de otros pasivos de corto plazo	(42.356)	6.882	(35.474)
Préstamos obtenidos del Banco Central de Chile (corto plazo)	180	1	181
Pago de préstamos del Banco Central de Chile (corto y largo plazo)	(1.276)	276	(1.000)
Emisión de bonos	264.924	(1)	264.923
Rescate de bonos	(15.433)	-	(15.433)
Otros préstamos obtenido a largo plazo	26.248	505	26.753
Dividendos pagados	(211.032)	9.514	(201.518)
Total Flujos de Financiamiento	439.463	968.369	1.407.832
Sub-total	(317.802)	88.101	(229.701)
EFECTO DE INFLACION SOBRE EFECTIVO Y EFECTIVO EQUIVALENTE	(1.556)	1.556	-
VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO	(319.358)	89.657	(229.701
SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.378.954	(89.296)	1.289.658
SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.059.596	361	1.059.957

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes:

A continuación se describirá la naturaleza de los principales efectos o ajustes que surgen en la adopción del nuevo Compendio de Normas Contables emitido por la SBIF.

i.  Perímetro de Consolidación

De acuerdo a la normativa vigente hasta el 31 de Diciembre de 2007, Capítulo 11-6 “Inversiones en Sociedades en el País” de la Recopilación Actualizada de Normas; el Banco consideraba dentro de su perímetro de consolidación a las sociedades filiales y a las sociedades de apoyo al giro.

En primer caso, estas sociedades eran consolidadas mediante el método de integración global (línea a línea), siendo las siguientes:

	% de Participación
Sociedad	Directo	Indirecto	Total

Santander Corredores de Seguro Ltda.	99,75%	0,01%	99,76%
Santander S.A. Corredores de Bolsa	50,59%	0,41%	51,00%
Santander Asset Management S.A. Administradora General de Fondos	99,96%	0,02%	99,98%
Santander S.A. Agente de Valores	99,03%	-	99,03%
Santander S.A. Sociedad Securitizadora	99,64%	-	99,64%
Santander Servicios de Recaudación y Pagos Limitada	99,90%	0,10%	100,00%

Por su parte, las sociedades de apoyo al giro eran valorizadas mediante el método de puesta en equivalencia (VPP o VP), considerando las siguientes entidades:

Sociedad	% Part.

Redbanc S.A.	33,42%
Transbank S.A.	32,71%
Centro de Compensación Automatizado	33,33%
Sociedad Interbancaria Depósitos de Valores S.A.	29,29%
Cámara Compensación Alto Valor S.A.	11,52%
Administrador Financiero Transantiago S.A.	20,00%
Sociedad Nexus S.A.	12,90%

Con la entrada en vigencia del nuevo Compendio de Normas Contables, el Banco ha debido analizar y definir nuevamente su perímetro de consolidación, teniendo presente que ahora el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Producto de este análisis, se determinó lo siguiente:

-
Se mantendrán los métodos de consolidación/valorización utilizados hasta el 31 de Diciembre de 2008 para las sociedades filiales y de apoyo al giro.  Lo anterior, debido a que se concluyó que en el primer caso el Banco posee control sobre ellas y en el segundo ejerce una influencia significativa.

-
Por otro lado, de acuerdo a lo estipulado por la NIC 27 y la SIC 12, el Banco debe evaluar la existencia de Entidades de Cometido Especial (ECE), las cuales deben se incluidas en el perímetro de consolidación, siendo sus principales características las siguientes:

o	Las actividades de la ECE han sido dirigidas, en esencia, en nombre de la entidad que presenta los estados financieros consolidados, y de acuerdo a sus necesidades específicas de negocio.
o
Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.

o	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la ECE o a sus activos, con el fin de obtener los beneficios de sus actividades.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes, continuación:

-
Así entonces, producto de esta evaluación, se concluyó que el Banco ejercía el control sobre un número determinado de entidades, las cuales debían ser  incorporadas a su perímetro de consolidación, siendo las siguientes entidades:

- Santander Gestión de Recaudación y Cobranzas Ltda.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Ltda.
- Servicios de Cobranzas Fiscalex Ltda.
- Multiservicios de Negocios Ltda.
- Bansa Santander S.A.
- Santander Multimedios S.A.

A principios del año 2009, la sociedad Santander Multimedios S.A., realizó un cambió en su giro de negocios, lo que generó que sus ingresos ya no dependieran en gran medida de las operaciones realizadas con el Banco.  Producto de ello, se determinó que el Banco ya no ejercía control sobre ella, debiendo excluirla del perímetro de consolidación a partir de Marzo 2009.

Dentro de este ítem, en general, se incluyen los efectos que generó la inclusión de estas sociedades al perímetro de consolidación del Banco.  Además se incluyen también aquellos efectos colaterales que genera la incorporación estas sociedades al perímetro de consolidación, como lo son nuevos ajustes de eliminación de operaciones relacionadas (ej. Colocaciones) y también la aceleración de desembolsos que anteriormente eran activados y devengados en resultado en un período de tiempo determinado.

ii.  Sociedades de Apoyo al Giro

Dentro de este ítem se han agrupado los efectos particulares que generó la adopción del nuevo Compendio de Normas Contables en cada una de las diversas sociedades de Apoyo al Giro, considerando en cada caso el efecto proporcional que generan estos efectos/ajustes en el patrimonio del Banco, en base al porcentaje de participación que tiene el Banco sobre estas sociedades.

iii.  Corrección Monetaria

De acuerdo a la normativa anteriormente vigente, los estados financieros consolidados se preparaban aplicando corrección monetaria integral, con el objetivo de reflejar los efectos de los cambios en el poder adquisitivo del peso chileno durante cada periodo.

Según el nuevo Compendio de Normas Contables y de acuerdo a la NIC 29 “Información Financiera en Economías Hiperinflacionarias”, se aplicará corrección monetaria sólo cuando la entidad cuya moneda funcional sea una moneda correspondiente a una economía hiperinflacionaria (entiéndase que es aquella economía con 100 por ciento de inflación en 3 años).  En el caso del Banco, la moneda funcional es el peso chileno.

Debido a que la economía chilena no cumple los requisitos antes descritos, es que el Banco debió eliminar la corrección monetaria a partir del 1° de Enero de 2008.  De acuerdo a lo establecido en el Capítulo E del Compendio de Normas Contables, la corrección monetaria aplicada hasta el 31 de Diciembre de 2007 no fue objeto de reversiones.

Dentro de este ítem, se incluyen los ajustes por la reversión de la corrección monetaria de los diferentes activos y pasivos.  Por su parte, la corrección monetaria del capital pagado y reservas al 31 de Diciembre de 2008 no fueron revertidas, de acuerdo a lo establecido en el Capítulo E del Compendio de Normas Contables y a la necesidad de mantener los montos del capital pagado y de las reservas constituidas de acuerdo con las reglas aplicadas para efectos legales o estatutarios.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes, continuación:

iv.  Activo Fijo e Intangibles

Dentro de este ítem, se incluye principalmente el efecto que genera el recálculo de las depreciaciones y amortizaciones de los activos fijos en general y de los intangibles (software y desarrollos informáticos) producto de la eliminación de la corrección monetaria (tal como se describe en el punto iii) y de las determinación del costo atribuido en el caso de los activos fijos al 1° de Enero de 2008.

De acuerdo a lo establecido en el Capítulo E del nuevo Compendio de Normas Contables, al 1° de Enero de 2008 el Banco determinó el costo atribuido de sus activos fijos, eligiendo el menor importe entre el costo histórico de cada unos de ellos (incluyendo su respectiva corrección monetaria hasta el 31 de Diciembre de 2007) y su valor razonable, basado en una tasación de los mismos, realizada por un tercero independiente.

v.  Bienes Recibidos o Adjudicados en Pago

Anteriormente, los bienes recibidos o adjudicados en pago (BRP) eran valorizados al costo (precio convenido con el deudor en la dación en pago o el valor de adjudicación en remate judicial, según sea el caso, corregido monetariamente),  menos una provisión de valuación individual en base a una tasación independiente.  Al cabo de un año, en cumplimiento de lo dispuesto en el N° 5 del artículo 84 de la Ley General de Bancos, para hacer uso de un plazo adicional para vender los bienes recibidos o adjudicados en pago, los bancos debían castigar los bienes que se encontraban en esa situación.

La principal modificación que introduce en la valorización de los BRP el nuevo Compendio de Normas Contables, Capítulo B-5, (además de la eliminación de la corrección monetaria descrita en el punto iii.) es que al momento de realizar la provisión de valuación inicial se deberá considerar su valor realizable neto, es decir, el valor razonable (tasación independiente) menos los costos necesarios para mantenerlo y enajenarlo.

De acuerdo a los estudios realizados por el Banco, al 1° de Enero de 2008 se determinó un costo de venta  (costo para mantenerlo y enajenarlo) promedio estimado de un 5,8% sobre el valor de tasación y al 31 de Diciembre de 2008 este guarismo ascendió a un 6,5%,

En este ítem se presentan los efectos que genera la aplicación del costo de venta anteriormente descrito.

vi.  Castigos de Colocaciones

De acuerdo a la normativa anteriormente vigente, el plazo para efectuar  los castigos de las cuotas vencidas y morosas de los créditos y cuentas a cobrar, se computaba desde su ingreso a cartera vencida, la cual representaba a aquellas operaciones que se encontraban morosas en el pago de capital e intereses por noventa días o más.  Este ingreso a cartera vencida se realizaba anteriormente cuota a cuota.

De acuerdo a lo establecido en el Capítulo B-2 del nuevo Compendio de Normas Contables, el plazo para realizar los castigos  de los créditos y cuentas por cobrar debe computarse desde el inicio de la mora de una determinada operación, afectando por tanto al 100% de la operación, ya sea que tenga una proporción morosa, vencida o vigente.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes, continuación:

A continuación se muestra un cuadro con los principales tipos de colocación y sus respectivos plazos de castigo de acuerdo a lo estipulado por el nuevo Compendio de Normas Contables:

Tipo de contrato	Plazo

Operaciones de Leasing
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial o vivienda)	36 meses

Resto de Operaciones
Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses

Dentro de este ítem, el Banco ha clasificado los efectos que surgen de la aplicación de esta nueva metodología para la aplicación de los castigos de créditos y cuentas a cobrar, así como también el efecto colateral que genera en las provisiones constituidas para cada una de las operaciones (al castigarse al 100% la operación, deben liberarse las provisiones constituidas).

vii.  Impuestos diferidos

Dentro de este ítem se agrupan los efectos fiscales (impuestos diferidos) generados por las diferencias temporales, originadas a su vez, por los ajustes comentados anteriormente, sea que estos afecten directamente al patrimonio o a resultados.

FELIPE CONTRERAS FAJARDO	ÓSCAR VON CHRISMAR CARVAJAL
Gerente de Contabilidad	Gerente General